EXHIBIT 99.2
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Results of annual general meeting
Shareholders are advised that at the sixteenth annual general meeting of Telkom held today, the ordinary resolutions and special resolution as set out in the notice of annual general meeting were passed by the requisite majorities. The special resolution will be lodged with the Registrar of Companies for registration.
Pretoria
15 September 2008
Sponsor
UBS Securities South Africa (Pty) Limited